SEC[illegible] COMMISSION
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SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 9 2006
WASH. D.C.
190

06051531

[illegible]EPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/06 (MM/DD/YY) AND ENDING 10/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ponder Securities, Inc

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

217 West Monroe Street
(No. and Street)

Herrin	Illinois	62948
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Timmermann (618) 942-7321
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackman Kallick Bartelstein LLP
(Name – if individual, state last, first, middle name)

10 South Riverside, Suite 900	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 0 2 2007
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent [illegible] must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See [illegible]*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/1

OATH OR AFFIRMATION

I, John Timmerman, affirm that, to the best of my knowledge and belief the accompanying statement of financ condition pertaining to the firm of Ponder Securities, Inc, as of 10/31/06 is true and correct. I furth affirm that neither the company nor any partner, proprietor, principal officer or director has any proprieta interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

28th day of December 2006

OFFICIAL SEAL
CARLA YATES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/20/08

Carla Yates
Notary Public

Signature

John Timmermann
President

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)

BK | Blackman Kallick

Blackman Kallick Bartelstein LLP
10 South Riverside Plaza
9th Floor
Chicago, IL 60606

Phone 312/207-1040
Fax 312/207-1066

Independent Auditor's Report on Internal Control

Board of Directors of
Ponder Securities, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of **Ponder Securities, Inc.** (the Company) for the year ended October 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ponder Securities, Inc.

Statement of Financial Condition

October 31, 2006

Assets

Current Assets - Cash	$	15,000

Stockholder's Equity

Stockholder's Equity		
Common stock - No par value; authorized, issued and outstanding - 1,000 shares	$	8,000
Retained earnings		7,000
Total Stockholder's Equity	$	15,000

END

The accompanying notes are an integral part of the financial statements.